John Cascarano:

Hi, I'm John Cascarano, and I am CEO and founder of Beast Brands, Incorporated.

Jay Wilkison:

We create men's grooming products with arousing scents and energizing properties, with intense levels of natural botanicals that you can smell and feel, like green tea, caffeine, moringa, sasquatch testosterone, and much, much more.

John Cascarano:

Well said.

Jay Wilkison:

Thank you.

John Cascarano:

The Beast difference is all about not skimping on the good stuff. It's about great natural ingredients. It's about stuff you can smell and feel and wake you up in the shower, and it's about reducing plastic and our impact on the environment. A Beast is anyone who lives with purpose, passion, and intensity. A beast overcomes adversity. A Beast is anyone who cares about preserving the planet and doing good for beasts of all kinds. I invite you to invest in our company and help us grow. This is your opportunity to own a piece of Beast Brands, Incorporated.

Mark Graffagini:

Beast Brands is disrupting the cosmetics industry. They're taking an aluminum, refillable bottles that reduces plastic waste in the ocean. They're not just reusing old ingredients that have been on the shelf for years. They're packing it with things that you can really feel in the shower, that you'd have to spend a lot more money to get as a consumer.

John Cascarano:

We decided to locate our warehouse down the bayou in Houma, Louisiana. Houma is a community historically characterized by oil and gas jobs. By being here, we are diversifying the local economy into a new, upstart brand, so we are so proud to be here. This is an opportunity for you to own a piece of the Beast, a piece of Beast Brands, Incorporated. Get your stake in Beast today.

Jay Wilkison:

Groom boldly.